FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 27, 2005

Commission File Number: 000-05787

PowerDsine Ltd. (Translation of registrant's name into English)
1 Hanagar Street, Neve Ne’eman Industrial Zone, Hod Hasharon, Israel 45421 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On October 27, 2005, PowerDsine Ltd. (the “Company”) held its annual meeting of shareholders. At the meeting, the shareholders ratified the appointment of the Company’s independent auditors for the year ending December 31, 2005, elected the Class 1 directors, approved cash compensation for first time directors elected after August 30, 2005 who are not employees of the Company or a controlling shareholder, approved the grant of options to Kenneth Levy, approved an amendment to the employment agreement of the Company’s CEO, approved an amendment to the Company’s Articles of Association to comply with recent changes to the Israeli Companies Law and approved conforming amendments to the indemnification undertaking of the company to its directors.

The following documents are attached hereto and incorporated by reference herein:

Exhibit 1.	Press Release, dated October 28, 2005, announcing the results of the annual meeting of shareholders held on October 27, 2005.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PowerDsine Ltd. By: /s/ Igal Rotem Igal Rotem Chief Executive Officer
Date: October 28, 2005

Exhibit Index

Exhibit 1.	Press Release, dated October 28, 2005, announcing the results of the annual meeting of shareholders held on October 27, 2005.

For More Information, Please Contact:
Julie Shafiki	Erika Levy / Lee Roth
Director of Corporate Communications	KCSA Worldwide
PowerDsine Ltd.	Phone: 212-896-1208 / 1209
Phone: +972-9-775-5118	Email: elevy@kcsa.com / lroth@kcsa.com
Email: JulieS@powerdsine.com

PowerDsine Ltd. Announces Results of Annual Meeting of Shareholders

Hod Hasharon, Israel. (October 28, 2005) - PowerDsine Ltd. (Nasdaq: PDSN) (the “Company”) announced today the results of its Annual Meeting of Shareholders held on October 27, 2005 at 10:00 a.m. Israel time, at the Company’s offices located at 1 HaNagar Street, Neve Ne’eman Industrial Zone, Hod Hasharon 45421, Israel.

At the special general meeting, the shareholders adopted the following resolutions:

1.  To ratify the appointment of Kesselman & Kesselman as the Company's independent auditors for the year ending December 31, 2005, and to empower the Board of Directors to determine the auditors’ compensation.

2.  To elect Phil Trahanas and Ron Black as Class 1 directors.

3.  To approve the proposal that all directors who (i) become directors for the first time on or after August 30, 2005, and (ii) are not employees of the Company or of controlling shareholders of the Company, be paid the same cash compensation paid to our external directors.

4.  To approve a grant of options to purchase Ordinary Shares to Kenneth Levy, in the same amounts and on substantially the same terms as the grants approved by our shareholders on September 8, 2004 for other members of the Board of Directors. Those amounts and terms are: options to purchase 50,000 Ordinary Shares (the "Initial Grant") granted as of the date of shareholder approval, vesting in four equal installments over four years; additional options to purchase 10,000 Ordinary Shares to be granted for each year of service on the Board following the end of the vesting of the Initial Grant; in each case the exercise price will be the market price on the grant date.

5.  To approve an amendment to the employment agreement of the Company's CEO to permit a bonus equal to the CEO’s salary for up to nine months, beginning with the year 2005.

6.  To approve an amendment to the Company’s Articles of Association, which is required in order to comply with recent changes to the Israeli Companies Law.

7.  To approve conforming amendments to the indemnification undertakings of the Company towards its directors.

Shareholders of record as of the close of business on September 30, 2005 were entitled to vote at the meeting.

PowerDsine™ (NASDAQ: PDSN) designs, develops and supplies integrated circuits, modules and systems that enable the implementation of Power-over-Ethernet in local area networks, providing the capability to deliver and manage electrical power over data network cables. PowerDsine offers integrated products and system solutions to communications equipment manufacturers in the telecom and datacom industries who incorporate them into, or bundle them with, their products. For more information, please visit http://www.powerdsine.com

About Power-over-Ethernet Technology

PoE is a technology for wired Ethernet, the most widely installed local area network technology in use today. PoE allows the electrical power necessary for the operation of each device, to be carried by data cables rather than by separate power cords. It minimizes the number of wires that must be used in order to install the network, resulting in lower cost, less downtime, easier maintenance and greater installation flexibility.

Forward Looking Statements
Statements made in this press release that are not historical facts, including statements regarding our expectations of future events or our future financial performance, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions about PowerDsine and the matters covered in this release. You should not place undue reliance on these statements. Actual events or results may differ materially. Many factors may cause our actual results to differ materially from any forward looking statement, including acceptance of new products, costs relating to such products and other factors detailed in PowerDsine’s filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and PowerDsine does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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